NOL

RECEIVED

2008 AUG 14 A 7:2

OFFICE OF INTE... CORPORATE FI...

08004325

SUPPL

8 August 2008

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today issued a press release relating to the invitation to continue into the next phase of the bidding process for the sale of Hapag-Lloyd.

Attached is a copy of the relevant document for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

PROCESSED
AUG 15 2008
THOMSON REUTERS

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin)(NOL Invited Into Next Stage of Hapag-Lloyd Sale Process) - 8Aug08 DOC

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APL   APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	08-Aug-2008 12:41:28
Announcement No.	00026

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL INVITED INTO NEXT STAGE OF HAPAG-LLOYD SALE PROCESS
Description	Please see attached press release on the above subject.
Attachments	HLPressRelease.pdf Total size = **25K** (2048K size limit recommended)

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FOR IMMEDIATE RELEASE

NOL Invited into Next Stage of Hapag-Lloyd Sale Process

Singapore, 8 August 2008: Neptune Orient Lines Limited (NOL) today confirmed it has been invited to continue into the next phase of the bidding process for the sale of the Hapag-Lloyd container shipping business.

NOL submitted an indicative non-binding bid to acquire Hapag-Lloyd to the company's owner TUI AG on 21 July 2008.

Any agreement would be subject to, among other steps, due diligence, submission and acceptance of NOL's final bid, regulatory approvals and NOL shareholders' approvals. If successful, NOL would integrate its APL container shipping business with Hapag-Lloyd, which would create the world's third-largest container carrier.

While the process is underway, NOL will be bound by strict confidentiality undertakings, which legally restrict the company's ability to share information. NOL is committed to keeping stakeholders informed of important developments.

-ENDS-

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL web site: www.nol.com.sg

END